Exhibit 99.1

CANETIC RESOURCES TRUST

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the special meeting of holders of trust units of Canetic Resources Trust ("Canetic") held on January 9, 2008 (the "Meeting"), the following sets forth a brief description of the matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Against

1.
Special resolution to approve the plan of arrangement involving Canetic, Canetic Resources Inc., Penn West Energy Trust and Penn West Petroleum Ltd., in the form attached as Appendix "A" to the information circular of  Canetic dated November 30, 2007.
		Passed	60,215,206 (92.1%)	5,138,977 (7.0%)